AMBER OPTOELECTRONICS INC.

2283 Argentia Road,  Unit 10

Mississauga, Ontario, Canada L5N 5Z2

905-824-5306

905-369-0149

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March 11, 2009

Mr. Cascarano

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Dear  Mr. Cascarano

This is to inform you that as per our communication, Amber Optoelectronics Corp., will be posting a profit for the year ending 12/31/08.  This is in accordance to the regulations as stipulated in Rule 808SX.

            /S/

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John Campana, President